U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

            GENERAL FORM FOR THE REGISTRATION OF SECURITIES OF SMALL
              BUSINESS ISSUERS Under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                         TIDELANDS OIL & GAS CORPORATION
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)



           Nevada                                     66-0549380
----------------------------------              -------------------------------
   (State of Incorporation)                    (IRS Employer Identification No.)



P.O. Box 270234, Corpus Christi, TX                        78247
---------------------------------------             ---------------------
(Address of principal executive offices)                (Zip Code)



Issuer's telephone number,(   361     )     241       -     7748
                           -----------  -------------   -------------


Securities to be registered under Section 12(b) of the Act:     None

     Title of each class                   Name of each exchange on which
     to be so registered                   each class is to be registered


--------------------------------          --------------------------------


--------------------------------          --------------------------------


Securities to be registered under Section 12(g) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered


Common Stock, par value $0.001                            OTC BB
--------------------------------                     ---------------


--------------------------------          --------------------------------


--------------------------------          --------------------------------

                                     PART I

Item 1.        Description of Business.

         (a) Forward-looking Statements. Certain statements in this Form 10SB Registration Statement, particularly under Items 1 and 2, constitute "forward-looking statements" with the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by the forward-looking statements. All statements other than statements of historical fact, including, among other things, statements regarding our future financial position, business strategy, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements.

         We typically use words such as "expect", "anticipate", "estimate", "strategy", "intend", "plan", and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify our forward-looking statements. In particular, statements, express or implied, concerning future operations, operating results or the ability to generate income or cash flows are forward-looking statements.

         Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

         -timing and extent of changes in commodity prices for crude oil, natural and related products and interest rates;

         -extent of our success in discovering, developing, marketing and producing reserves and in acquiring oil and gas products;

         -political developments around the world;

         -financial market conditions.

         In light of the risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

         (b) Business. Tidelands Oil & Gas Corporation (the "Company"), formerly known as C2 Technologies, Inc., was incorporated under the laws of the State of Nevada on February 25, 1997. C2 Technologies, Inc. changed its name to Tidelands Oil & Gas Corporation on November 19, 1998. The Company has two operating subsidiaries named Tidelands Oil Corporation (TOC) and Tidelands Gas Corporation
(TGC), both Texas corporations.

Tidelands Oil Corporation was formed in May 1985. Since inception and until recently, Tidelands Oil Corporation has devoted virtually all of its efforts to acquiring control of leases which comprise the remaining portion of the Sacatosa Field in Maverick County, Texas. This acreage is located on the Ewing Halsell Foundation Ranch also known as the Farias Ranch. These oil and gas leases directly offset Continental Oil Company (CONOCO) which has leases on the Chittam Ranch. The CONOCO leases have produced in excess of 40,000,000 barrels of oil and 20 BCF of gas. Tideland's leases have approximately 156 oil and gas wells scattered across the leases with largest concentration being on the northern portion of the acreage offsetting CONOCO. Tidelands has began a reworking program to place all of the wells back into production.

Tidelands Gas Corporation was formed on August 29, 1996. Tidelands Gas Corporation was formed primarily for the purpose of acquiring the Delhi Pipeline System for use as a gas transportation outlet for the shallow gas reserves underlying Tideland's leases. Engineering reports estimate that one zone, above 1500' in depth, which the leases contain in excess of 17 BCF of recoverable gas. Tidelands has drilled numerous gas wells on the leased acreage.

Tidelands Gas Corporation organized two Texas Limited Liability companies, Rio Bravo Energy, LLC and Sonora Pipeline, LLC. Tidelands owns fifty percent of each LLC. The remaining fifty percent is owned by Hudson SVD, LLC. Sonora will finance the testing and operational integrity of the Tidelands gas pipeline and make is operational. Rio Bravo Energy, LLC. purchased the Chittim gas processing plant from Conoco, Inc.

Sonora will operate the gas pipeline transporting gas to the gas plant. Sonora will transport gas produced from Tideland's property as well as from other gas suppliers. Rio Bravo will operate the gas plant. It will process the natural gas into gas products such as natural gasoline, propane, butane. Rio Bravo will also market the gas products.

Sonoro Pipeline and Rio Bravo will transport and process gas for suppliers such as Tidelands, Merit Energy, Cononco, Cuantro Petroluem, Inc., Prime Operating, Inc., The Exploration Company,. The maximum operating capacity of gas plant is 10 million cubic feet of gas per day. The Sonoro pipeline capacity is higher.

Rio Bravo intends to ship all propane and butane products to Mexico and to sell natural gasolines to Enron Oil Trading and Transportation Company.

The  Texas  Railroad  Commission   regulates  all  aspects  of  the  production,
transportation and processing of petroleum products.

COMPETITION

Tidelands will actively compete for reserve acquisitions and exploration/exploitation leases, licenses, gas suppliers and petroleum product purchasers. This competition will be against companies with greater financial and other resources. Competitive factors will include price, contract terms and quality of service, including pipeline connection times and distribution efficiencies and financial resources. The Company will face competition from other producers and suppliers, including competition from other local and world wide energy suppliers.

EMPLOYEES

The Company has seven employees, including the Company officers, two plant operators and three field personnel.

Item 2.        Management's Discussion and Analysis or Plan of Operation.

         The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's consolidated Financial Statements and Notes thereto included elsewhere in this document.

Overview

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Operations, expressed as a percentage of total expenses.

For Nine Months Ended September 30, 1999

Revenues of $24,417 resulted from gas and oil sales. Lease operating costs of $86,119, depreciation and amortization of $151,832 and equity investment loss of $12,593 were incurred. General and administrative costs were $392,691.

For the Nine Months Ended September 30, 1998

Revenues during this period were zero. There were no lease operating costs. Depreciation and amortization were $133. General and administrative expenses were $10,588.

Year 1998

Revenues of $14,381 resulted from gas and oil sales. Lease operating costs of $15,691, depreciation and amortization of $51,776 and a loss in the equity of joint ventures of $7,254 were incurred. General and administrative costs of $164,062 consisted of professional fees of $29,600, reorganization costs of $29,289, personnel costs of $79,590 and $25,583 for miscellaneous expenses.

Year 1997

The Company incorporated in February and incurred $15,465 of miscellaneous expenses.

LIQUIDITY AND CAPITAL RESOURCES

Year 1998

The Company required $76,691 from operations, acquired oil and gas properties and additional investments of $7,812 and incurred long-term debt of $37,000. On February 1, 1999, the Company obtained a $1,000,000 credit line to be funded on an as-needed basis.

Year 1997

The Company received $21,200 in cash and a note for $70,000 resulting from the sale of common stock.

Item 3.        Description of Property.

         The Rio Bravo gas plant is located Maverick County, Texas. The oil and gas leases are located in Maverick and Dimmit Counties, Texas.

         The following table sets forth our net proved and proved developed reserves at December 31, 1998, as set forth in the financial statements on the Consolidated Supplemental Information (unaudited).

Table 1.          Net Proved and Proved Developed Reserve Summary

Natural Gas (Mcf)
         Proved developed and Undeveloped reserves                  19,995,825

         Proved Developed reserves                                   2,934,851

         Production                                                       -0-

Oil (BBLS)
         Proved developed and undeveloped reserves                   6,984,376

         Proved developed reserves                                   3,919,223

         Production                                                      1,316

ACREAGE

         The following table summarizes our developed and undeveloped acreage at December 31, 1998 in Texas. We have excluded acreage in which the Company's interest is limited to owned royalty, overriding royalty and other similar interests.

Table 2.          Acreage

Location                       Developed           Undeveloped           Total
                         Gross        Net         Gross    Net

Oil                      2429        1821        9419     7064           8885
                       --------    --------     ------   ------        ------

Gas                      2280        1710        9908     7431           9711
                       --------    --------     ------   ------        ------

PRODUCING WELLS

         The following table reflects the Company's ownership interests in gas and oil wells located in Texas at December 31, 1998.

Table 3.
                            Gross       Net

Oil                         133        99.76
                           ------     ------

Gas                          23         4.31
                           ------     ------




DRILLING AND ACQUISITION ACTIVITIES

         During the year ended December 31, 1998, we conducted no drilling activity.

PRESENT ACTIVITIES

         No drilling operations are presently in process. Current activities include reworking wells and placing wells back into production.

Item 4.        Security Ownership of Certain Beneficial Owners and Management.

         Table 1 lists the persons who are known to the Company to be the owners of more than five percent of the Company's equity shares according to the stockholder list provided by the Company's transfer agent as of February 2, 2000.



(a) Beneficial Ownership of more than 5% based on 15,245,489 shares issued and outstanding.

         Table 1.


      (1)                   (2)                                 (3)                 (4)
Title of Class        Name and Address                   Amount and Nature       Percent of
                                                                                 Class

  Common              Michael Ward                       3,513,125               20.16%
                      9309 North Star
                      Corpus Christi, TX

  Common              Royis Ward                         3,513,125               20.16%
                      5902 Fenway
                      Corpus Christi, TX

  Common              Cede & Co                          4,523,471               25.9%
                      P.O. Box 20
                      Bowling Green Station, NY

 *Common              Pan Pacific Investments, Ltd.      1,000,000               5.6%
                      Buckingham Square Penthouse
                      Seven Mile Beach
                      West Bay Road
                      Grand Cayman, Cayman Island
                      British West Indies

*  Beneficial  ownership  based on  outstanding  common stock option to purchase
1,000,000 shares at $1.00 per share on, or before February 2, 2002. The option has not been exercised as of the filing date of this registration statement.

(b)      Security Ownership of Management.

         Table 2.

      (1)                   (2)                                 (3)                 (4)
Title of Class        Name and Address                   Amount and Nature       Percent of
                                                                                 Class

 *Common              Michael Ward                       3,513,125               20.16%
                      9309 North Star
                      Corpus Christi, TX

  Common              Royis Ward                         3,513,125               20.16%
                      5902 Fenway
                      Corpus Christi, TX

**Common              Allen Alderson                       315,000                 .95%
                      6857 N. Lakeshore Dr.
                      Shreveport, LA 71107

**Common              Danny Vines                          260,000                 .95%
                      Rt. 4, Box 2620
                      Lufkin, TX 75904

  Common              Ahmmed Karim                          27,500                 .95%
                      1532 Woods Dr.
                      N. Vancouver, B.C.
                      Canada V7R 1A9


** Includes common stock options granted to Vines totaling 50,000 shares each.

(c) Changes in Control. Management is unaware of any facts that would effect a change in the control of the Company as of the date of this Form 10 SB filing.

Item 5.        Directors, Executive Officers, Promoters and Control Persons.

(a) Identify Directors and Executive Officers. Set forth below is the information regarding the directors and executive officers of the company.

Table 3.

Name                                Age            Position
--------------------------------------------------------------------------------

Michael Ward                        44             Director, President
Royis Ward                          67             Director, Secretary/Treasurer
Ahmmed Karim                        28             Director, Vice President
Allen Alderson                      51             Director
Danny Vines                         43             Director

         The Company directors are Royis Ward, Michael Ward, Ahmmen Karim, Danny Vines and Allen Alderson.

         Michael Ward is the President and Chief Executive Officer. Michael Ward has served in his present capacities since October 21, 1998. He is Vice President and Chief Executive Officer of Tidelands Gas Corporation. He is a Manager and Vice President of Development of Rio Bravo Energy, LLC. Mr. Ward has more than 25 years of diversified experience as an oil and gas professional. He was educated in business management and administration at Southwest Texas State University and the University of Texas. He has wide experience in the capacity in which he successfully served in operating oil and gas companies in the United States. During the past 20 years, he has been associated with Century Energy Corporation where his duties and responsibilities were production and drilling superintendent and supervised 300 re-completions and new drills in Duval County, Texas. In association with Omega Minerals, Inc., where he was vice president and part owner, he operated 65 wells in 23 counties in South and West Texas: 17 wells in Seminole and Osage Counties, Oklahoma, 44 wells in Neosho and Wilson Counties, Kansas and 125 wells in Brown, Pike, Schuyler and Scott Counties. Illinois. He was president and owner of Major Petroleum Company. He drilled, completed and produced 42 wells in South and West Texas counties. The company was sold. With Tidelands Oil Corporation, his duties included supervising and performing remedial well work, work-overs and economic evaluation of the corporate properties. The primary area of interest was in Maverick County, Texas. He has performed project financing analysis and consulting of refinery acquisitions for the Yemen government. Currently, he is negotiating new gas purchase and sale contracts, supervising and administering the sale of gas line connections and hookups.

         Royis Ward is the Secretary/Treasurer and director of the Company. He is a Manager of Rio Bravo Energy, LLC and Sonora Pipeline, LLC. He is an oil and gas professional. He has been engaged in the oil and gas industry since graduation from Tyler Junior College, Tyler, Texas in 1952. Initially, he was employed as a production superintendent and landman for Coffield & Guthrie, Inc., a large independent oil and gas operator and thereafter placed in charge of pipeline and drilling operations from 1952-1955. In 1955. he began to develop oil and gas properties for his own account as an independent oil and gas operator throughout the southwest until 1962. At that time, he became President of Omega Petroleum Corporation, Shreveport, Louisiana. Thereafter, he continued as an independent oil and gas operator drilling individual in excess of 50 wells in the South Texas Area. In 1968, he became the President and CEO of Omega Minerals, Inc. and was instrumental in acquiring vast oil and gas properties by drilling, development, and re-acquisitions. In 1985, Tidelands Oil Corporation, a Texas Corporation, was formed for the purpose of drilling and developing oil and gas properties in South Texas. He presently serves as President of Tidelands Oil Corporation with emphasis primarily devoted to acquisitions of oil and gas properties.

         Ahmmed Karim Vice President and director of the Company. He is a graduate of Simon Fraser University. He holds a degree in Business Administration, specializing in marketing and international business. Since 1995 his business experience includes work with Quest Investments Group and Interworld Trade and Finance where his responsibilities included marketing, finance and investor relations.

         Mr. Allen Alderson a member of the Company's board of directors. He is currently President of Falco Energy Services, L.L.C. (FES), a natural gas marketing and transportation company formed in 1995 with its headquarters located in Shreveport, Louisiana. Falco Energy Services is engaged in the marketing, transportation and processing of natural gas with emphasis on the development and operation of natural gas pipeline systems. He is President of Rio Bravo Energy L.L.C. and Sonora Pipeline L.L.C.

         Mr. Alderson attended Louisiana Tech University and the University of Texas at Austin, graduating with a Bachelor of Science Degree in Finance. He is a member of the Independent Petroleum Association of America, the Texas Independent Producers and Royalty Owners Association, the Houston Energy Association and is a charter member of the Natural Energy Services Association.

         Danny Vines is a member of the Company's board of directors. He is a graduate of Stephen F. Austin State University. He holds a Bachelor of Science in Forestry. He has been employed with CLECO Energy L.L.C., a Houston based energy services company. CLECO markets natural gas, provides energy management services for industrial and end-use customers, engages in acquisition and development of energy assets. He is also Vice President of Operations and Secretary for Rio Bravo Energy, LLC and Sonoro Pipeline, LLC. He is President of Hudson SVD, LLC.

(b)      Identify  Significant   Employees.   The  Company  has  no  significant
         employees, as that term is defined, other than its Michael, Royis Ward and Ahmmed Karim.

(c)      Family Relationships. Royis Ward is the father of Michael Ward.

(d) Involvement in Certain Legal Proceedings. None of the Company's directors, officers, promoters or control persons, if any, during the past five years was, to the best of the Company's knowledge:

1. A general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy;

2. Convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. Subject to any order, judgement, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and

4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

Item 6.        Executive Compensation.


         The Company has three executive officers, Michael, Royis Ward and Ahmmed Karim. Michael Ward's annual salary is $120,000. Royis Ward's annual salary is $120,000. The company has not paid any of these salaries to date and the amounts due are accruing. These salaries include work performed by the Wards on the Company's subsidiaries in their respective executive officer capacities.

Item 7.        Certain Relationships and Related Transactions.

(a)      Transactions with Management and Others.

         Except as otherwise set forth in this document, no member of management, executive officer, director, nominee for a director or security holder who is known to the Company to own of record or beneficially more than five percent of any class of the Company's voting securities, nor any member of the immediate family of any of the foregoing persons, has had any direct or indirect material interest in any transaction to which the Company was or is to be a party.

         The Company granted common stock options on January 10, 1999 to its officers and directors totaling 1650,000 common shares execiseable on, or before January 10, 2000. None of the options were exercised.

         The Company granted common stock options on November 11, 1999 to directors Allen Alderson and Danny Vines. The options are execiseable in three 50,000 share blocks. The exercise price is 45 cents per share. Mr. Alderson exercised all of his options. Mr. Vines exercised 100,000 share options and has 50,000 shares remaining unexercised.

         The boards of directors of the Company's wholly owned subsidiaries had previously approved the accrual of officer salaries totaling $370,000 for services rendered during 1998 and previous years. These salaries remain unpaid.

         As of December 31, 1998, the cumulative non-interest bearing advances due from Michael and Royis Wards, as officers and directors of the Company's wholly owned subsidiaries, totaled $90,220.

(b)      Indebtedness of Management.

         No member of the Company's management is or has been indebted to the Company since the beginning of the Company's last fiscal year or January 1, 1999.

Item 8.        Description of Securities.

(a)      Common or Preferred Stock.

         The Company is authorized to issue One Hundred Million (100,000,000) shares of common stock, par value $0.001 per share. As of March 28, 2000, there are 17,420,489 shares of common stock issued and outstanding. The holders of the common stock are not entitled to pre-emptive or preferential rights to subscribe to any unissued stock or other securities. The shareholders are not entitled to cumulative voting rights. The common stock is not assessable and not subject to the payment of any corporate debts.

(b)      Debt Securities.

         The company has no outstanding debt securities.

(c)      Other Securities To Be Registered.

         The Company is only registering its common stock securities.

                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

(a)      Market Information.

         The Company's common stock trades Over-the-Counter (OTC) on the OTC Bulletin Board under the symbol TIDE. Table 3 sets forth the high and low bid information for each fiscal quarter beginning with September 30, 1998, the first quoted quarter. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. These data provided by NASDAQ Trading and Market Services.

Table 3.

Bid Information

--------------------------------------------------------------------------------


Fiscal Quarter Ended                        High                       Low
--------------------------------------------------------------------------------


December 31, 1999                                                      1.25
September 30, 1999                          4.00                       0.875
June 30, 1999                               1.50                       0.375
March 31, 1999                              0.70                       0.40
December 31, 1998                           0.875                      0.125
September 30, 1998                          0.5625                     0.375

--------------------------------------------------------------------------------




(b)      Holders.

         The Company has 81 active shareholders of its common stock as of March 22, 2000 holding 17,420,489 common shares.

(c)      Dividends.

          A ten percent common stock dividend was declared on December 28 , 1999. An additional 1,385,959 shares were issued to existing shareholders. There are no restrictions imposed on the Company which limit its ability to declare or pay dividends on its common stock. No cash dividends have been declared or paid to date and none are expected to be paid in the forseeable future.

Item 2.        Legal Proceedings.

         The Company is not a party to any pending or threatened legal proceedings.

Item 3. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

         There have been no changes or disagreements with accountants on accounting or financial disclosure during the Company's two most recent fiscal years.

Item 4.        Recent Sales of Unregistered Securities.

         On October 21, 1998, the Company issued 8,635,000 common shares to the principal shareholders of Tidelands Oil Corporation and Tidelands Gas
Corporation in connection with the Company's acquisition of those two corporations as wholly- owned subsidiaries based on the Section 4(2) securities transaction exemption.

         On January 13, 1999, the Company issued 90,000 common shares to a creditor as payment for an outstanding debt. The debt was $64,414. In connection with this transaction, the Company issued 40,000 common stock purchase warrants exercisable at $2.50 per share. The warrants expire on January 13, 2001. The securities transaction exemption was Section 4(2).

         On February 15, 1999, the Company issued 88,570 common shares to a creditor as payment for an outstanding debt. The debt was $61,390. In connection with this transaction, the Company issued 40,000 common stock purchase warrants exercisable at $2.50 per share. The warrants expire on February 5, 2001. The securities transaction exemption was Section 4(2).

         On April 6, 1999, the Company sold 2,000,000 shares of common stock for 50 cents per share. The securities transaction exemption was Regulations D and S.

         On August 18, 1999, the Company issued 175,000 shares of common stock in connection with the settlement of a lawsuit. The consideration was par value. The securities transaction exemption was Section 4(2).

         On December 27, 1999, Alan Alderson exercised his option to purchase 150,000 common shares at the price of 45 cents per share. Danny Vines exercised his option to purchase 100,000 common shares at the price of 45 cents per share. The securities transaction exemption was Section 4(2).

Item 5.        Indemnification of Directors and Officers.

         Article Twelve of the Company's Articles of Incorporation provides that the Company's directors and officers will not have any personal liability to the Company or its stockholders for damages for breach of fiduciary duties as directors or officers. This provision does not alleviate or limit any liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or the payment of dividends in violation of the Nevada Revised Statutes. This article does not provide for the Company to indemnify the officers or directors, however, such indemnification may be implied.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers and controlling persons of the Company, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore, unenforceable.

                                    PART F/S

Financial Statements.

         Set forth below are the audited financial statements for the Company for the period ending December 31, 1998 and interim unaudited financial statements for the nine months ending September 30, 1999. The following financial statements are attached to this report and filed as a part of it.


                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                        CONSOLIDATED FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL INFORMATION
                          YEAR ENDED DECEMBER 31, 1998
                          AND PERIOD FROM FEBRUARY 1997
                        (INCEPTION) TO DECEMBER 31, 1997
                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                        CONSOLIDATED FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL INFORMATION
                          YEAR ENDED DECEMBER 31, 1998
                    AND PERIOD FROM FEBRUARY 1997 (INCEPTION)
                              TO DECEMBER 31, 1997

                                TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT ..............................................    3

CONSOLIDATED FINANCIAL STATEMENTS:
                 Consolidated Balance Sheet ...............................    4
                 Statements of  Consolidated Stockholders' Equity .........    5
                 Statements of Consolidated Operations ....................    6
                 Statements of Consolidated  Cash Flows ...................    7
                 Notes to Consolidated Financial Statements ............... 8-18


SUPPLEMENTAL INFORMATION (UNAUDITED) ......................................19-21

                              BAUM & COMPANY, P.A.
                         4310 SHERIDAN STREET, SUITE 202
                            HOLLYWOOD, FLORIDA 33021
                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Tidelands Oil & Gas Corporation
Corpus Christi, Texas

We have audited the accompanying consolidated balance sheet of Tidelands Oil & Gas Corporation (formerly C2 Technologies, Inc.) as of December 31, 1998, and the related statements of consolidated stockholders' equity, operations, and cash flows for the year ended December 31, 1998 and period from February 1997 (inception) to December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tidelands Oil & Gas Corporation as of December 31, 1998 and the results of their consolidated operations and their consolidated cash flows for the year ended December 31, 1998 and period from February 1997 (inception) to December 31, 1997 in conformity with generally accepted accounting principles.

Baum & Company, P.A.
Hollywood, Florida
January 9, 2000



                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998

                                     ASSETS


Current Assets:
      Cash                                                                $               47
Accounts Receivable                                                                   11,689
                                                                          ------------------

         Total Current Assets                                                         11,736
                                                                          ------------------

Oil and Gas Properties, Net (Notes 1,3)                                              593,898
                                                                          ------------------

Other Assets:
      Deposits and Organizational Costs, Net                                             908
      Investments (Notes 1,4)                                                         27,778
      Intangible Assets, Net (Notes 1,2,5)                                         3,690,494
                                                                          ------------------
         Total Other Assets                                                        3,719,180
                                                                          ------------------
         Total Assets                                                     $        4,324,814
                                                                          ==================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
      Accounts Payable and Accrued Expenses                               $          279,536
      Current Maturities of Long-Term Debt (Note 6)                                  601,175
      Drilling Advances (Note 7)                                                      25,967
                                                                          ------------------
         Total Current Liabilities                                                   906,678

Long-Term Debt  (Note 6)                                                              37,000

Due to Related Parties (Note 9)                                                      282,084
                                                                          ------------------

         Total Liabilities                                                         1,225,762
                                                                          ------------------

Commitments and Contingencies (Note 11 )

Stockholders' Equity

      Common Stock, $.001 Par Value Per Share,
        100,000,000 Shares Authorized, 13,225,960 Shares
        Issued and Outstanding                                                        13,226
      Paid-in Capital, in Excess of Par Value                                      3,325,762
      Accumulated (Deficit)                                                         (239,936)
                                                                          -------------------

         Total Stockholders' Equity                                                3,099,052
                                                                          ------------------

         Total Liabilities and Stockholders' Equity                       $        4,324,814
                                                                          ==================




           See Accompanying Notes to Consolidated Financial Statements


                       TIDELANDS OIL AND GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
             YEAR ENDED DECEMBER 31, 1998 (NOTE 2) AND PERIOD FROM
                 FEBRUARY 1997 (INCEPTION) TO DECEMBER 31, 1997


                                                                                       Paid-In
                                                                                       Capital In

                                                       Common Stock                    Excess Of          Accumulated
                                                Shares              Amount             Par Value             (Deficit)
                                             --------------   -----------------   ------------------   -------------------

Inception, February 1997                                 0    $              0    $               0    $                0

Issuance of Common Stock                         4,457,571               4,458               89,892

Subscriptions Receivable                                                (3,150)

Net (Loss)                                                                                                        (15,554)

                                             -----------------------------------------------------------------------------

Balance December 31, 1997                        4,457,571               1,308               89,892               (15,554)

Subscriptions Receivable                                                 3,150

Issuance of Common Stock                           133,389                 133               58,512

Issuance of Stock for Acquisitions               8,635,000               8,635            3,655,584

(Deficit) Equity of Subsidiaries

  Eliminated in Consolidation                                                              (478,226)

Net (Loss)                                                                                                       (224,382)
                                             --------------   -----------------   ------------------   -------------------

Balance December 31, 1998                       13,225,960    $         13,226    $       3,325,762    $         (239,936)
                                             ==============   =================   ==================   ===================


          See Accompanying Notes To Consolidated Financial Statements



                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                      STATEMENTS OF CONSOLIDATED OPERATIONS
                           YEAR ENDED AND PERIOD ENDED

                                                              From February 1997 (Inception) To

                                                               December 31,        December 31,

                                                                  1998                1997
                                                            --------------         --------------
                                                            (Note 2)

Revenues:
      Oil and Gas Sales                                     $       14,381         $            0
                                                            --------------         --------------

Expenses

      Lease Operating                                               15,691                      0
Depreciation and Amortization                                       51,776                     89
      (Loss) In Equity of  Investments                               7,254                      0
General and Administrative                                         164,042                 15,465
                                                             --------------         --------------

         Total Expenses                                            238,763                 15,554
                                                            --------------         --------------

         (Loss) Before Provision

            for Income Taxes                                      (224,382)               (15,554)

Provision for income taxes                                               0                      0
                                                            --------------         --------------

         Net (Loss)                                         $     (224,382)        $      (15,554)
                                                            ==============         ==============

Net (Loss) Per Common Share

      Basic and Diluted                                     $        (.025)        $        (.006)
                                                            --------------         --------------

Weighted Average Number of Common
     Shares Outstanding

      Basic and Diluted                                          8,841,765              2,228,785
                                                            ==============         ==============















           See Accompanying Notes to Consolidated Financial Statements



                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                      STATEMENTS OF CONSOLIDATED CASH FLOWS
                           YEAR ENDED AND PERIOD ENDED

                                                                 From February 1997 Inception To

                                                             December 31,           December 31,

                                                                    1998                 1997
                                                             ----------------       --------------
                                                             (Note 2)

Cash Flows (Required)
   By Operating Activities:
      Net (Loss)                                            $       (224,382)      $      (15,554)
      Adjustments to Reconcile Net (Loss)
           to Operating Cash Flow:
      Depreciation, Depletion and Amortization                        51,776                   88
      Loss in J.V.'s                                                   7,254                    -
      Decrease in Receivables                                          3,341                    -
      Increase in Accounts Payable
         and Accrued Expenses                                         82,071                  627
                                                            ----------------       --------------

Net Cash (Required)
  By Operating Activities                                            (79,940)              19,644)
                                                            -----------------      --------------

Cash Flows (Required) By Investing Activities:
      Acquisitions of Oil and Gas Properties                          (1,200)                   -
      Increase in Investments                                           (998)                  (2)
                                                            ----------------       --------------

Net Cash (Required) By Investing Activities                           (2,198)                  (2)
                                                            ----------------       --------------

Cash Flows from Financing Activities:
      Subscription Receivable                                          3,150                    -
      Increase in Debt                                                43,043                    -
      Increase in Due To Related Parties                              34,438                    -
                                                            ----------------       --------------
Net Cash From Financing Activities                                    80,631               21,200
                                                            ----------------       --------------

Net (Decrease) Increase in Cash                                       (1,507)               1,554

Cash - Beginning of Year                                               1,554                    0
                                                            ----------------       --------------

Cash - End of Year                                          $             47       $        1,554
                                                            ================       ==============




           See Accompanying Notes to Consolidated Financial Statements

                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             This summary of significant accounting policies is presented to assist in understanding these consolidated financial statements. The consolidated financial statements and notes are representations of management who is responsible for their integrity and objectivity. The accounting policies used conform to generally accepted accounting principles and have been consistently applied in the preparation of these consolidated financial statements.

             Organization

             Tidelands Oil & Gas Corporation (formerly C2 Technologies, Inc.) (the Company) was incorporated in the state of Nevada on February 25, 1997. On October 21, 1998 the Company acquired all of the issued and outstanding capital stock of Tidelands Oil Corporation and Tidelands Gas Corporation. On November 19, 1998, the legal name of the Company was changed to Tidelands Oil and Gas Corporation, and the aggregate number of shares in which the Company has authority to issue was increased to 100,000,000 shares.

             Nature of Operations

             The Company is presently engaged, through its wholly-owned subsidiaries and investments in joint ventures and limited liability companies, in the acquisition, exploration and development of oil and gas properties in southern Texas.

             Principles of Consolidation

                  The consolidated  financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions are eliminated.

             Fair Value of Financial Investments

             The Company has adopted Statement of Financial Accounting Standards No. 107 "disclosure about fair value of financial instruments," which requires the disclosure of the fair value of off-and-on balance sheet financial instruments. Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial investments (none of which are held for trading purposes), approximate the carrying values of such amounts.

                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

             Use of Estimates

             The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to use estimates and make judgements. While management has considered all available information, actual amounts could differ from those reported as assets, liabilities, related revenues, costs and expenses and the disclosed amounts of contingencies.

             Investments

             The equity method of accounting is used for investments, owned 50% or less, including corporate joint ventures and limited liability companies. Under this method, equity in the pre-tax income or losses of limited liability companies, and in the net income or losses of joint-ventures, is reflected in the Company's revenues or expenses rather than when realized through dividends or distributions.

             Oil and Gas Properties

             The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs, including interest, to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and the costs of carrying and retaining unproved properties are expensed.

             Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depleted by the unit-of-production method.

             On the sale or retirement of a complete unit of a proven property, the cost and related accumulated depreciation and depletion are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation and depletion with a resulting gain or loss recognized in income.

                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


             On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

             Support equipment, facilities and other related equipment are recorded at historical cost. Depreciation of property and equipment is provided on the straight-line method over the estimated useful economic lives of the related assets. Maintenance and repairs are charged to operations. Additions and betterments, which extend the useful lives of the assets are capitalized. Upon retirement or disposal, the cost and accumulated depreciation are eliminated from the account, and the resulting gain or loss is reflected in operations.

             Intangible Assets

             Intangible assets, which primarily consist of the cost of acquired business in excess of the fair value of tangible assets and liabilities acquired (goodwill), are amortized, by the straight-line method, over an estimated economic useful life, of the underlying values of the companies required, of twenty years.

             Long-Lived Assets

             The Company adopted statement of Financial Accounting Standards 121 (SFAS 121) "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." SFAS 121 required that long-lived assets to be held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

             The adoption of SFAS 121 and the evaluation by the Company did not have a significant effect on the consolidated financial position or results of consolidated operations.

                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


             Income Taxes

             The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards 109 (SFAS 109). "Accounting for Income Taxes," which requires the establishment of a deferred tax asset or liability for the recognition of future deductions or taxable amounts and operating loss carryforwards, deferred tax expense or benefit is recognized as a result of the change in the deferred asset or liability during the year. If necessary, the Company will establish a valuation allowance to reduce any deferred tax asset to an amount which will, more likely than not, be realized.

             Net Earnings Per Common Share

             The Company accounts for earnings per share in accordance with statement of Financial Accounting Standard 128 ("SFAS 128") "Earnings per Share". Basic earnings per share is based upon the net earnings applicable to common shares after preferred dividend requirements and upon the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the effect of the assumed conversions of convertible securities and exercise of stock options only in the periods in which such affect would have been dilutive.

NOTE 2 - ACQUISITION OF COMPANIES

             On October 21, 1998, the Company, pursuant to an acquisition agreement, acquired 100% of the issued and outstanding capital stock of Tidelands Oil Corporation and Tidelands Gas Corporation in exchange for 8,635,000 shares of its restricted common stock. The value of this transaction was determined by the mean average of the bid and asked stock price discounted by 50%. In addition, the deficit in the equity of the companies acquired was offset against paid-in capital in excess of par value. Tidelands Oil Corporation and Tidelands Gas Corporation was owned by current officers of the Company. The acquisition, accounted for as a purchase, was included in consolidated operations of the Company from that date through December 31, 1998.



                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 2 - ACQUISITION OF COMPANIES (CONTINUED)

             In accordance with Accounting Principle Board Opinion #16, the unaudited proforma condensed consolidated results of operations of the Company are as follows:

                         Tidelands Oil & Gas Corporation
                        (Formerly C2 Technologies, Inc.)
                 Condensed Consolidated Statement Of Operations
                          Year Ended December 31, 1998

                                   "Pro Forma"

                                   (Unaudited)

             Revenues                                                     $       54,775
                                                                          --------------

             Costs and Expenses                                           $      503,793
                                                                          --------------

             Net (Loss)                                                   $     (449,018)
                                                                          ==============

             Net (Loss) Per Common Share                                  $        (.051)
                                                                          ==============

             Weighted Average Shares Outstanding                               8,841,765
                                                                          ==============

NOTE 3 - OIL AND GAS PROPERTIES


             A summary of oil and gas properties at December 31, 1998 is a follows:

             Pipeline                                                     $      122,025
             Proved Properties                                                   355,086
             Support Equipment                                                   241,221
                                                                          --------------
               Total                                                             718,332
             Less Accumulated Depreciation and Depletion                         124,434
                                                                          --------------
               Net Oil and Gas Properties                                 $      593,898
                                                                          ==============


                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 4 - INVESTMENTS


             A summary of investments in Joint Ventures and Limited Liability Companies at December 31, 1998 is as follows:

                            Ownership                   Percentage

                         GT-Pla J.V. 96                  5.978%          $12,750

                         G-Halsell J.V. 96                 4.5%           14,028

                         Rio Bravo Energy LLC             50.0%            1,000
                                                                       ---------
                                                                         $27,778
                                                                       ---------

             The Company's potential exposure to loss, with respect to its investments in Joint Ventures and Limited Liability Companies is generally limited to its positive investments and advances. However, in some cases the Company may be otherwise obligated to make capital contributions or loans to the ventures to make up cash flow deficits. The Company's maximum exposure to credit and market risk is not determinable with any degree to accuracy as determination of the ultimate amounts is dependent upon the manager of the joint ventures to optimize cash flows from the operations of the projects and increase the value of the projects. However, management does not believe that the Company's exposure would significantly exceed the aggregate of the exposure described above.

NOTE 5 - INTANGIBLE ASSETS


             A summary of intangible assets at December 31, 1998 is as follows:

                         Goodwill                                    $ 3,737,209
                         Less Accumulated Amortization                    46,715
                                                                     -----------
                                       Net                           $ 3,690,494
                                                                     ===========

             The company evaluates the amortization period of intangibles on an ongoing basis, in light of any changes in business conditions, events or circumstances, that may indicate the potential impairment of intangible assets.

                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 6 - LONG-TERM DEBT


             A summary of notes payable at December 31, 1998 is as follows;

                  Notes Payable, Unsecured, Non Interest
                      bearing, Payable on Demand               $ 441,642
                  Debentures Payable at 8% Interest              159,533
                  Note Payable, Unsecured, 6% Interest,
                       maturing January 2002                      37,000
                                                               ---------
                                                                 638,175

                  Less:  Current Maturities                      601,175
                                                               ---------

                             Total Long-Term Debt              $  37,000
                                                               =========

             In 1999 stock was issued in exchange for notes payable of $422,090 and the debenture was repaid as part of a legal settlement (See
             Note 12)

NOTE 7 - DRILLING ADVANCES


             The Company received drilling advances from joint interest owners of $25,967 at December 31, 1998. These advances will be applied toward the payment of drilling costs to be incurred in subsequent periods.

NOTE 8 - INCOME TAXES


             At  December   31,  1998  the  Company  had  net   operating   loss
             carryforwards of approximately $292,952, to offset against future federal taxable income, that expire in the years through 2018.

             The company files a consolidated income tax return and timing differences between the recognition of certain income and expense items for income tax purposes and financial reporting purposes are as follows:

             Tax benefit of net operating loss carryforwards     $     244,173
             Book officers' salary deductions in excess of
               tax deduction                                          (125,800)
             Tax depreciation in excess of book depreciation           (20,802)
                  Total Deferred Tax Asset                              97,501
                  Less Valuation Allowance                              97,501
                                                                 -------------
             Net Deferred Tax Asset                              $           0
                                                                 =============

             It is currently undeterminable as to when the Company will benefit from the deferred tax asset.

                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 9 - RELATED PARTY TRANSACTION


             The Boards of Directors of the Company's wholly-owned subsidiaries had previously approved the accrual of officer salaries of $370,000 for services rendered in current and prior years.

             At December 31, 1998, cumulative non-interest bearing advances due from officers and stockholders of the Company amount to $87,916.

             The current  officers and shareholders of the Company were formerly
             officers  and   shareholders   of  Tidelands  Oil  Corporation  and
             Tidelands Gas Corporation.

NOTE 10 -SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


                Cash paid for:
                                                         1998         1997
                                                         ----        -----

                            Interest                $        19   $        0
                                                    ===========   ==========

                            Income Taxes            $         0   $        0
                                                    ===========   ==========

              Supplemental   schedule  of  non-cash   investing   and  financing
activities.


                                                   Year Ended           Year Ended
                                                December 31, 1998    December 31, 1997
                                                -----------------    -----------------

             Increase in intangibles            $3,737,209                  -
             Acquisitions of oil and gas
               properties                          597,561                  -
             Increase in investments                34,032                  -
             Increase in other assets               11,420


             Issuance of shares

              net of adjustments                 3,244,638
             Increase in liabilities               222,106                  -
             Increase in debt                      595,132                  -
             Transactions with
               related parties                     311,346            (70,000)




                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 11 - COMMITMENTS AND CONTINGENCIES


               The Company is subject to the laws and regulations relating to the protection of the environment. The Company's policy is to accrue environmental and cleanup related costs of a non-capital nature when it is both probable that a liability has been incurred and when the amount can be reasonably estimated.
               Although  it is not  possible  to  quantify  with any  degree  of certainty the financial impact of the Company's continuing compliance efforts, management believes any future remediation or other compliance related costs will not have a material adverse effect on the financial condition or reported results of operations of the Company.

NOTE 12 - SUBSEQUENT EVENTS


               (a) On June 24, 1998 Tidelands Oil Corporation and Tidelands Gas Corporation (Subsidiaries), wholly-owned subsidiaries of the Company entered into an acquisition agreement "Jersey Agreement" with Jersey Petroleum, Inc. On October 16, 1998, the subsidiaries formerly notified Jersey Petroleum, Inc. that the Jersey Agreement was terminated due to non-performance of certain provisions and other misrepresentations relating to pending litigation.

               Under the terms of the original Jersey agreement and a debenture made a part thereof, the subsidiaries had drawn $155,000 of the debenture. That amount would be repayable to Jersey Petroleum, Inc. 10 days after the date of the termination letter or October 26, 1998. This amount had not been repaid pursuant to management's belief that these costs were incurred as a result of misrepresentations by Jersey Petroleum, Inc.

               On October 22, 1998 Jersey Petroleum, Inc. filed suit against the subsidiaries and in the Supreme Court of British Columbia claiming unspecified damages for breach of contract.

               On December 11, 1998 a default judgment against the subsidiaries was issued for $157,229.04. In March 1999, Jersey Petroleum, Inc. filed suit against the subsidiaries in a Texas State court claiming unspecified damages for breach of contract. On May 20, 1998, the Supreme Court of British Columbia ruled to set aside the December 11, 1998 default judgment. In June 1999, the Texas State Court set aside the March 1999 Texas lawsuit pending the timely refiling by Jersey Petroleum, Inc., of the Canadian lawsuit. On August 18, 1999 the Company paid Jersey Petroleum, Inc. $167,499 and issued 175,000 shares of restricted "Section 144" common stock as settlement of the lawsuit. In August and September 1999 the Supreme Court of British Columbia and the District Court of Nueces County, Texas dismissed all claims.

                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                CONSOLIDATED SUPPLEMENTAL INFORMATION (UNAUDITED)
                                DECEMBER 31, 1998

NOTE 12 - SUBSEQUENT EVENTS (CONTINUED)


               (b) On January 15, 1999 the Company formed Sonora Pipeline, LLC (Sonora) a Texas limited liability company, as a 50% member. Falco Energy Services, LLC, the other 50% member, agreed to advance Sonora funds to inter connect the pipeline system to the various production facilities located throughout the system.

               (b-1) On October 1, 1999 Rio Bravo Energy, LLC, a limited liability Company investment in which the Company has 50% ownership, acquired a natural gas processing plant "Chittim Gas Plant from Conoco, Inc for $160,000.

               (b-2) On November 29, 1999 the Company entered into a letter agreement, for a joint venture development project with Genesis Oil and Gas Company, for the drilling of 160 wells.

               (c) On January 10, 1999 the Company approved stock options to its Board of Directors as follows:

                  Shares         Option Price         Expiration Date

               1,650,000          $ .45                January 10, 2000
                 100,000            .45                January 15, 2000
                 100,000            .45                January 15, 2001
                 100,000            .45                January 10, 2002

               (d) On January 13, 1999 the Company issued 90,000 shares of common stock and 40,000 warrants, to acquire shares at $2.50, expiring January 13, 2001, in exchange for $64,414 of debt.

               (e) On February 5, 1999 the Company issued 88,570 shares of common stock, and 40,000 warrants, to acquire shares at $2.50, expiring February 15, 2001, in exchange for $61,390 of debt.

                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                CONSOLIDATED SUPPLEMENTAL INFORMATION (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1998

NOTE 12 - SUBSEQUENT EVENTS (CONTINUED)

               (f) On April 6, 1999 the Company offered 2,000,000 shares of its common stock pursuant to the exemption under Regulation D and Regulation S of the Securities Act of 1933, as amended. The Board of Directors determined to establish the purchase price of all shares purchased @ $.50 per share. This decision was made because of the volatility of the market price of the common stock as traded on the NASDAQ over-the-counter bulletin board. Proceeds from the offering are as follows:

               Conversion of debt                              $   295,750
               Conversion of trade payables                         19,000
               Working Capital - evidenced by a
                  promissory note maturing April 6, 2001
                  with Interest at 10%  (See Note 12-h)            685,250
                                                               -----------
                                                               $ 1,000,000

               (g) On December 28, 1999 the Board of Directors of the company approved a stock dividend of 10% per share of common stock to shareholders of record as of that date.

               (h) On February 1, 1999 the company executed a $1,000,000, three year, 6% promissory note, interest payable annually, payable to Pan-Pacific Investments, Ltd., (Pan-Pacific) a Cayman Island Corporation, as security for a credit line to be funded to the Company on an as-needed basis. In consideration, the Company issued to Pan-Pacific a stock-option agreement to acquire 1,000,000 shares of common stock for $1.00 per share, expiring February 2, 2002.

               At December 31, 1999 the Company was indebted to Pan-Pacific, for advances against the credit line, in the amount of $628,175. Pursuant to a December 31, 1999 assignment agreement, Pan-Pacific agreed to accept, as full payment of the outstanding balance due them, the assignment of a portion of a stock subscription receivable. This stock subscription receivable arose from the Company's April 6, 1999 Regulation S stock offering and is secured by a two year, 10% promissory note. (See Note 12-f)




                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                      CONSOLIDATED SUPPLEMENTAL INFORMATION
                          YEAR ENDED DECEMBER 31, 1998
                                   (UNAUDITED)

Capitalized  Costs Relating to Oil and Gas Producing  Activities at December 31,
1998

(Note 2)


Pipeline                                                                  $                     0
Proved Properties                                                                               0
Support Equipment                                                                               0
                                                                          -----------------------
                                                                                                0

Less Accumulated Depreciation and Depletion                                                     0
                                                                          -----------------------
          Net Capitalized Costs                                           $                     0
                                                                          =======================

Costs  Incurred in Oil and Gas Producing  Activities for the year ended December
31, 1998 (Note 2)

Property Acquisition Costs

          Proved                                                          $                     0
                                                                          =======================

Results of Operations  for Oil and Gas Producing  Activities  for the year ended
December 31, 1998 (Note 2)

Oil and Gas Sales                                                         $                14,381
Production Costs                                                                          (15,691)
Depreciation and Depletion                                                                 (4,863)
                                                                          -----------------------
                                                                                           (6,173)

Income Tax Expense                                                                              0
                                                                          -----------------------
Results of Operations for Oil and Gas Producing
  Activities (Excluding Corporate Overhead,
  Management Fees and Losses of Joint Ventures)                           $                (6,173)
                                                                          ========================


                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                      CONSOLIDATED SUPPLEMENTAL INFORMATION
                          YEAR ENDED DECEMBER 31, 1998
                                   (UNAUDITED)

Reserve Information

The following estimate of proved reserve and proved developed reserve quantities and related standardized measure of discounted net cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, those estimates are expected to change as future information becomes available. All of the Company's reserves are located in the state of Texas.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be included in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statuary tax rates) to be incurred on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted, pursuant to the requirements of Statement of Financial Accounting Standards 69 (SFAS 69), "Disclosures About Oil and Gas Producing Activities," using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.



                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                      CONSOLIDATED SUPPLEMENTAL INFORMATION
                          YEAR ENDED DECEMBER 31, 1998
                                   (UNAUDITED)

Reserve Information (continued)



                                                         GAS         (MCF)           OIL        (BBLS)
                                                         -----------------           -----------------


Proved Developed and Undeveloped Reserves

   Beginning of Year                                         19,995,825                      6,984,376
   Production                                                         -                          1,316
                                                         --------------              -----------------
   End of Year                                               19,995,825                      6,983,060
                                                         ==============              =================

Proved Developed Reserves

   Beginning of Year                                          2,934,851                      3,919,223
   End of Year                                                2,934,851                      3,917,907

Standardized Measure of Discounted Future
  Net Cash Flows at December 31, 1998

Future Cash Inflows                                      $   33,661,012              $     117,050,004
Future Production Costs                                      (2,784,050)                   (28,658,400)
Future Development Costs                                     (2,775,000)                   (19,115,000)
Future Income Tax Expense                                   (10,098,407)                   (33,814,942)
                                                         --------------              -----------------

Future Net Cash Flows                                        18,003,555                     35,461,662
   10% Annual Discount for Estimated
      Timing of Cash Flows                                   (9,013,514)                   (13,802,854)
                                                         ---------------                   ------------
Standardized Treasures of
      Discounted Future Net

   Cash Flows Relating to Proved

      Oil and Gas Reserves                               $    8,990,041              $      21,658,808
                                                         ==============              =================

The following reconciles the change in the standardized measure of discounted future net cash flow during 1998
 Beginning of Year                                       $    8,990,041                     21,673,189
Oil and Gas Produced Including
   Excess Production Costs                                            0                        (14,381)
                                                         --------------              ------------------
End of Year                                              $    8,990,041              $      21,658,808
                                                         ==============              =================





                         TIDELANDS OIL & GAS CORPORATION
                         (FORMERLY C2 TECHNOLOGIES, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                   ASSETS

                                                 (UNAUDITED)


                                           September 30, 1999         December 31, 1998
                                           ------------------         ------------------

Current Assets:
     Cash                                   $          24,417         $               47
     Loans and Accounts Receivable                      5,370                      9,385
                                            -----------------         ------------------
          Total Current Assets                         29,787                      9,432
                                            -----------------         ------------------

Oil and Gas Properties (Net)                          499,670                    593,898
                                            -----------------         ------------------

Other Assets:
     Deposits                                           1,225                        908
     Investments                                      131,801                     27,778
     Intangible Assets, Net                         3,550,350                  3,690,494
                                            -----------------         ------------------
          Total Other Assets                        3,683,376                  3,719,180
                                            -----------------         ------------------

               Total Assets                 $       4,212,833         $        4,322,510
                                            =================         ==================




                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                   (UNAUDITED)

                                                         September 30, 1999    December 31, 1998
                                                         ------------------    -----------------

Current Liabilities:
     Accounts Payable and
       Accrued Expenses                                  $      282,550         $      279,536
     Current Maturities of Long-Term Debt                        19,552                601,175
     Drilling Advances                                           25,967                 25,967
                                                         --------------         --------------
          Total Current Liabilities                             328,069                906,678

Long-Term Debt                                                  575,965                 37,000

Due to Related Parties                                          383,276                279,780
                                                         --------------         --------------

          Total Liabilities                                   1,287,310              1,223,458
                                                         --------------         --------------

Commitments and Contingencies

Stockholders' Equity
     Common stock $.001 par value
        per share, 100,000,000 shares
        authorized; 15,584,530 shares issued
         and outstanding, September 30, 1999;
         13,225,960 shares issued and
         outstanding, December 31, 1998                          15,585                 13,226

     Additional Paid-in Capital                               4,451,381              3,325,762
     Subscriptions Receivable                                  (685,250)                     0
     Accumulated (Deficit)                                     (856,193)              (239,936)
                                                         --------------         --------------

          Total Stockholders' Equity                          2,925,523              3,099,052
                                                         --------------         --------------

          Total Liabilities and

             Stockholders' Equity                        $    4,212,833         $    4,322,510
                                                         ==============         ==============





                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                          Nine Months Ended        Nine Months Ended
                                                            September 30,            September 30,
                                                                1999                     1998
                                                                ----                     ----

Revenues:
     Oil and Gas Sales                                   $          26,978         $               0
                                                         -----------------         -----------------

Expenses:
     Lease Operating                                                86,119                         0
     Depreciation and Amortization                                 151,832                       133
     (Loss) In Equity of Investments                                12,593                         0
     General and Administrative                                    392,691                    10,588
                                                         -----------------         -----------------
          Total Expenses                                           643,235                    10,721
                                                         -----------------         -----------------

          (Loss) Before Provision

            for Income Taxes                                      (616,257)                  (10,721)

Provision For Income Taxes                                               0                         0
                                                         -----------------         -----------------

          Net (Loss)                                     $        (616,257)        $         (10,721)
                                                         =================         =================

Net (Loss) Per Common Share

  Basic                                                  $           (.043)        $           (.002)
                                                         -----------------         -----------------

Weighted Average Number of  Common

  Shares Outstanding - Basic                                    14,405,745                 4,457,571
                                                         =================         =================

Net (Loss) for Common Share Diluted                      $           (.039)        $           (.002)
                                                         -----------------         -----------------

Weighted Average Number of  Common

  Shares Outstanding - Diluted                                  15,920,745                 4,457,571
                                                         =================         =================






                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                         Three Months Ended        Three Months Ended
                                                            September 30,              September 30,
                                                                1999                       1998
                                                                ----                       ----

Revenues:
   Oil and Gas Sales                                     $          13,753         $                0
                                                         -----------------         ------------------

Expenses:
   Lease Operating                                                  53,603                          0
   Depreciation and Amortization                                    50,629                         44
   (Loss) In Equity of Investments                                  12,593                          0
   General and Administrative                                      179,236                      2,276
                                                         -----------------         ------------------
          Total Expenses                                           296,061                      2,320
                                                         -----------------         ------------------

          (Loss) Before Provision
            for Income Taxes                                      (282,308)                    (2,320)

Provision For Income Taxes                                               0                          0
                                                         -----------------         ------------------

          Net (Loss)                                     $        (282,308)        $           (2,320)
                                                         =================         ==================

Net (Loss) Per Common Share
  Basic                                                  $            .018         $             .000
                                                         -----------------         ------------------

Weighted Average Number of
   Common Shares Outstanding - Basic                            15,498,030                  4,457,571
                                                         =================         ==================

Net (Loss) Per Common Share
  Diluted                                                $            .015         $             .000
                                                         -----------------         ------------------

Weighted Average Number of  Common
  Shares Outstanding - Diluted                           $      18,528,030         $        4,457,571
                                                         =================         ==================





                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                       Nine Months Ended        Nine Months Ended
                                                         September 30,            September 30,
                                                             1999                      1998
                                                             ----                      ----

Cash Flows Provided (Required)
  By Operating Activities:
   Net (Loss)                                         $        (616,257)        $         (282,308)
  Adjustments to Reconcile Net (Loss)
    To Operating Cash Flow:
 Depreciation, Depletion and Amortization                       151,832                     50,629
(Decrease) in Receivables                                         6,319                      2,486
(Decrease) in Current Maturities                               (581,623)                         -
(Increase) in Deposits
  and Organization Costs                                           (450)                      (450)
Increase (Decrease) in Accounts Payable
  And Accrued Expenses                                            3,014                       (455)
                                                      -----------------         ------------------
Net Cash (Required) by Operating
  Activities                                                 (1,037,165)                  (230,098)
                                                      -----------------         ------------------

Cash Flows From (Required) By
  Investing Activities (Acquisitions),
  Dispositions of  Oil and Gas Properties                        82,673                    (31,256)
Increase in Investments                                        (104,023)                    12,308
                                                      -----------------         ------------------

Net Cash (Required) by
  Investing Activities                                          (21,350)                   (18,948)
                                                      -----------------         ------------------

Cash Flows Provided by Financing Activities:
   Increase in Long-Term Debt                                   538,965                    218,031
   Increase in Due to Related Parties                           101,192                     35,571
   Increase in Stockholders' Equity                             442,728                        175
                                                      -----------------         ------------------

Net Cash Provided by Financing Activities                     1,082,885                    253,777
                                                      -----------------         ------------------

Net Increase in Cash                                             24,370                      4,731

Cash - Beginning of  Period                                          47                     19,686
                                                      -----------------         ------------------

Cash - End of Period                                  $          24,417         $           24,417
                                                      =================         ==================

Supplemental Disclosure of Cash
  Flow Information:

   Interest Paid                                      $          23,943         $           14,226
                                                      =================         ==================






                         TIDELANDS OIL & GAS CORPORATION
                        (FORMERLY C2 TECHNOLOGIES, INC.)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                   (CONTINUED)

                                                           Nine Months Ended       Nine Months Ended
                                                              September 30,           September 30,
                                                                  1999                     1998
                                                                  ----                     ----
Supplemental Disclosure of Non-Cash
  Transactions:

Common Stock Issued in Payment of
  Accrued Expenses and Accounts Payable                  $          19,000         $                -
                                                         =================         ==================

Common Stock Issued in Payment of
  Notes and Loans Payable                                $         423,553         $                -
                                                         =================         ==================

Common Stock Issued in Settlement
  of Litigation                                          $              -          $                -
                                                         =================         ==================



                                    PART III

Item 1.  Index to Exhibits.

Exhibit Number       Description

     (3.1)           Articles of Incorporation of C2 Technologies,
                     Inc.
     (3.2)           Certificate of Amendment of Articles of
                     Incorporation of C2 Technologies, Inc.
     (3)             By-Laws
     (27)            Financial Data Schedule



                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who are duly authorized.

Dated: March     , 2000
             ---

TIDELANDS OIL & GAS CORPORATION
a Nevada corporation

 /s/
 ------------------------------
      Michael Ward
      President, Director